sirit Inc.



May 29, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs:

RE: SIRIT Inc. - Reg. No. 82-3200

Enclosed please find a copy of News Release #03-10 and the 2003 First Quarter Report for SIRIT's file.

Yours truly,

John P. Fairchild
Chief Financial Officer and Corporate Secretary

/encl.

PROCESSED
JUN 24 2003
THOMSON FINANCIAL

#2450 – 650 West Georgia Street, PO Box 11537, Vancouver, BC, V6B 4N7 Canada
Tel: (604) 682-3030 Fax: (604) 683-0704 Website: www.sirit.com

Reg. No 82-3200



NEWS RELEASE

May 29, 2003 **Trading Symbol: TSX: SI**

News Release #03-10

SIRIT Inc. Announces Cdn $2.5 Million Equity Financing

Vancouver, BC and Toronto, ON – May 29, 2003 – SIRIT Inc. ("SIRIT") (TSX: SI) announced today that it intends to raise approximately Cdn $2.5 million by way of a rights offering to its shareholders, subject to obtaining all requisite approvals, including all requisite regulatory approvals. SIRIT has agreed that the rights offering will be priced at a 25% discount to the market price of SIRIT's common shares immediately prior to the distribution of the materials in connection with the rights offering to shareholders. Evansville, Ltd. ("Evansville"), an offshore entity which currently owns approximately 7.56% of the outstanding common shares of SIRIT, has committed to back-stop the proposed rights offering so as to ensure that all of the common shares to be offered pursuant to the rights offering are subscribed for and purchased. To the extent that less than Cdn $2.5 million is raised from the rights offering, Evansville has agreed to purchase by way of private placement such number of common shares in the capital of SIRIT which will result in SIRIT receiving proceeds totaling Cdn $2.5 million from the rights offering and the private placement. Shares sold pursuant to the private placement will be issued and sold at the same price as the shares sold under the rights offering.

In addition, Evansville has agreed to lend up to Cdn $2.5 million to SIRIT pursuant to a bridge loan facility (the "Facility"). Monies drawn down by SIRIT under the bridge loan facility will bear interest at a rate of 8% per annum calculated monthly, will be required to be repaid by SIRIT no later than twelve months from the date of the bridge loan facility and will be secured by a pledge of the shares of SIRIT's operating subsidiary, SIRIT Technologies Inc.

In consideration for providing the bridge loan facility, SIRIT has agreed to pay to Evansville a fee of Cdn $150,000 which will increase to Cdn $250,000 if the rights offering is not completed within twelve months of the date of the bridge loan facility.

SIRIT intends to use the proceeds from the rights offering and the private placement, if completed, to repay all amounts advanced by Evansville under the bridge loan facility as well as to fund SIRIT's continued growth.

About the SIRIT Group of Companies:

SIRIT designs, develops, manufactures and sells radio frequency identification (RFID) technology. Targeted at a diverse set of markets, RFID technology has become a core technology for applications including: electronic toll collection, access control, cashless payment systems, product identification, supply chain management applications including logistics, warehousing and manufacturing and asset management.

For more information on SIRIT visit www.sirit.com.

FasTrak™ is a registered trademark of the Transportation Corridor Agencies.

Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat Manager, Investor Relations and Administration Tel.: 1-800-626-7221 jsegat@itechcapital.com	Fred Veinot Vice President, Marketing Tel.: 1-800-498-8760 ext. 225 fveinot@sirit.com

Reg. No 82-3200

sirit Inc.

(formerly *i*Tech Capital Corp. – see note 1)

2003
Three Month Report

SIRIT Inc.

Management's Discussion and Analysis of Results of Operations and Financial Condition

The following discussion and analysis provides information that management believes is relevant to an assessment and understanding of the Company's interim consolidated results of operations and financial condition. This discussion, which has been prepared as of May 23, 2003, should be read in conjunction with the Company's interim consolidated financial statements, including the notes thereto included elsewhere in this interim report and with the previously issued 2002 annual discussion and analysis and consolidated financial statements, including the notes thereto. This discussion contains forward-looking statements that involve inherent risks and uncertainties. The Company's actual results and the results of its investees may differ materially from those anticipated in these forward-looking statements

GENERAL

On May 5, 2003 the shareholders of iTech Capital Corp., at its Annual and Special meeting, and the Registrar of Corporations in the Yukon, in which jurisdiction iTech is continued, approved the name change of the company to SIRIT Inc. (the "Company").

SIRIT Inc. designs, develops, manufactures and sells radio frequency identification ("RFID") technology through its wholly owned subsidiary SIRIT Technologies, Inc. ("SIRIT") which the Company acquired effective November 1, 2002 in a stock for stock transaction. Prior to the acquisition of SIRIT, the Company was a business development company.

On May 5, 2003 the Company completed the sale of wholly owned subsidiary Enviromation Technologies Inc. ("Enviromation") which represents the first step in the disposition of the Company's non-core assets and is designed to enable management to focus its energies and financial resources on growing SIRIT's RFID business. For accounting purposes, the results of operations of Enviromation have been reclassified as being discontinued with the accounting treatment applied retroactively.

Additionally, on May 5, 2003 the Company elected to prepay the US $280,000 principal balance and accrued interest owing on the three 8% Promissory Notes which Notes were issued in 2000 as partial consideration for the purchase of Enviromation. Payment of the principal was made by means of the restricted cash equivalents which the Company had been holding as collateral.

To date the Company continues to hold four portfolio investments in private companies which investments it intends to sell as market conditions improve.

Since the acquisition of SIRIT, in the five months ended March 31, 2003, the RFID business segment has had income from operations (before amortization and foreign currency translation gain or loss) of $659,200 on revenue of $8,474,400. Beginning January 1, 2003, substantially all the Company's continuing operations are from the RFID business. In the three months ended March 31, 2003, the RFID business had income from operations of $179,900 on revenue of $4,532,000.

As at March 31, 2003, the Company's unrestricted cash and cash equivalents is $671,900, a decrease of $1,570,100 as compared to unrestricted cash and cash equivalents at December 31, 2002 of $2,242,000. In February 2003 $1,377,000 (US $900,000) was deposited with a surety as cash collateral in order for SIRIT to obtain a performance bond for an RFID design and installation services contract.

In the period January 1, 2003 to the sale completion date of May 5, 2003, Enviromation incurred a loss of $368,400 which is reported by the Company as discontinued operations in the 2003 first quarter. The loss on sale of $385,300 is reported by the Company as provision for impairment in investment in the 2003 first quarter.

In January 2003, the Company participated as to US $38,250 in a follow-on equity fundraising by HorizonLive, Inc. in which the Company has an equity investment. Management of Medsite, Inc. and Applied Data Systems, Inc., in which the Company has equity investments, as well as management of HorizonLive, Inc. report that the respective companies continue to operate substantially within plan.

The Company has a number of initiatives underway to develop and grow the RFID business. Among these, in February 2003, it announced a product development strategic partnership with Matrics, Inc., a pioneer in the advanced development and standardization of low-cost, high performance UHF RFID smart label technology. In March 2003, it announced a supply agreement with Sato Corporation of Japan, a leading worldwide leader of thermal printing technologies.

RESULTS OF OPERATIONS

Three Months Ended March 31, 2003 as Compared to Three Months Ended March 31, 2002

For the 2003 first quarter, substantially all the Company's continuing operations are generated by SIRIT's RFID business segment, whereas for the 2002 first quarter the Company's operations were generated by Enviromation's Process Controls business and the Portfolio Investments business segments, the former which has been reclassified in these financial statements, retroactively, as discontinued operations.

INCOME (LOSS) BEFORE THE FOLLOWING

For the 2003 first quarter the *Income Before The Following* for the RFID business by major category as compared to the two month period from November 1, 2002, the date of the acquisition of SIRIT, to December 31, 2002, is as follows:

SIRIT Inc.

	Three Months Ended March 31, 2003	%	Two Months Ended December 31, 2002	%
REVENUE	$ 4,532,049	100	$ 3,942,364	100
EXPENSES				
Cost of sales	2,541,808	56	2,297,571	58
Operating salaries & benefits	1,056,275	23	689,168	18
Research & development	78,512	2	49,002	1
General & administration	346,613	8	214,351	5
Interest	11,343	-	27,908	1
Marketing	193,737	4	86,369	2
Professional fees	123,813	3	98,702	3
	4,352,101	96	3,463,071	88
INCOME BEFORE THE FOLLOWING	$ 179,948	4	$ 479,291	12

In respect of the above for the three months ended March 31, 2003 as compared to the two months ended December 31, 2002, average revenue per month decreased by 23 percent. This is explained by strong revenue in November 2002 and disproportionately low revenue billings in January 2003.

For the first three months ended March 31, 2003 as compared to the two months ended December 31, 2002, cost of sales as a percentage of revenue was reduced by 2 percent primarily a result of product mix. To date, progress on the RFID design and installation services contract is on schedule. Operating salaries and benefits in average per month dollar terms are up marginally. Marketing expense in average per month dollar terms is up due primarily to the launch by SIRIT's Transportation and Mobility Solutions division of the new ZipTag product for automatic vehicle identification which is an innovative battery-free smart label product being marketed at a price that approaches proximity system products.

For the 2002 first quarter *Loss Before The Following* for the Portfolio Investments business, as restated, was $299,200, comprised primarily of salaries, general and administration expenses incurred in the search for a new business and in overseeing management of Enviromation.

FOREIGN EXCHANGE

There is a foreign exchange loss of $213,800 in the 2003 first quarter as compared to a negligible foreign exchange loss in the 2002 first quarter. During these periods, the Canadian dollar, the functional currency of the Company, strengthened in relation to the US dollar by an approximate C $0.11 and C $0.00, respectively. Certain cash and all cash equivalents and the restricted cash equivalents are denominated in US dollars and the majority of SIRIT's current business is conducted in the US in US currency.

In the period January 1, 2003 to May 23, 2003, the Canadian dollar appreciated by approximately 13 percent in relation to the US dollar. Should the appreciation of the Canadian dollar be sustained, in the future, this will result in a compression of US income reported in Canadian dollars.

DISCONTINUED OPERATIONS

The loss from the discontinued Process Controls business operations for the 2003 first quarter is recorded as $368,400 and the loss on sale of Enviromation is recorded in the 2003 first quarter as provision for impairment of investment of $385,300, a combined expense in discontinued operations of $753,700.

CASH FLOWS

For the 2003 first quarter, cash used in operating activities is $1,077,000 as compared to cash used in operating activities in the 2002 first quarter of $169,000. As previously stated, in February 2003 $1,377,000 (US $900,000) was deposited with a surety as cash collateral in order for SIRIT to obtain a performance bond for an RFID design and installation services contract. For the 2003 first quarter, cash used in operating activities by discontinued operations is negligible due to the offset by its cash collection of accounts receivable exceeding payment of accounts payable in the period resulting from a reduced volume of activity. The Company did not advance Enviromation any funds in 2003.

For the 2003 first quarter, cash used in investing activities of $649,600 is primarily the purchase of $240,500 of equipment for SIRIT including the upgrade of its computer systems, the majority of which was financed by a capital lease and $259,000 of development costs in connection with the ZipTag product which costs for accounting purposes are deferred and subject to amortization. The $187,500 spent in investing activities in the 2002 first quarter in discontinued operations was for new vehicles which were financed by notes.

In summary, for the 2003 first quarter, total cash and cash equivalents decreased by $1,570,100 to $671,900 as compared to a decrease by $244,900 to $4,011,300 for the 2002 first quarter.

LIQUIDITY AND CAPITAL RESOURCES

In the 2003 first quarter and year to date a number of circumstances have negatively impacted cash and the short-term liquidity of the Company.

During the 2003 first quarter, the financial condition of the Company's wholly-owned subsidiary, Enviromation, deteriorated significantly, primarily due to the difficult market conditions and its inability to obtain backlog. The terms and timing of its sale, completed May 5, 2003, were impacted accordingly.

Due to market conditions, the Company's four portfolio investments continue to be illiquid.

Notwithstanding the launch of the new ZipTag product in the 2003 first quarter, the momentum in SIRIT's Transportation Mobility and Radio Frequency divisions is taking longer to develop than planned. The Company has revised its plan for the balance of the current year and is restricting costs, including personnel, to appropriate levels in order to

meet projected volumes. The $1,377,000 (US $900,000) set aside in February 2003 as cash collateral to a surety has had a significant negative impact on the Company's short-term liquidity.

As at March 31, 2003, the Company has unrestricted cash and cash equivalents of $671,900.

The Company has working capital as at March 31, 2003 of $547,700 (December 31, 2002 - $1,628,800) which includes $1,364,400 current portion of warranty obligations which the Company anticipates will be retired through discounts on future sales rather than in cash payments and $1,301,481 of deferred revenue and credits which is a non-cash outlay.

The other external factors and circumstances regarding the financial condition of the Company which were provided in the 2002 annual discussion and analysis are substantially unchanged as at March 31, 2003.

QUARTERLY INFORMATION

The following table sets forth selected unaudited consolidated information for the Company for each of the last eight quarters ended March 31, 2003.

	2003	2002	2002	2002	2002	2001	2001	2001
	Q1 $	Q4 $	Q3 $	Q2 $	Q1 $	Q4 $	Q3 $	Q2 $
Revenue	4,533,875	3,952,921	12,064	18,773	13,456	26,199	39,563	59,951
Net Income (Loss) From Continuing Operations	(191,210)	108,757	104,808	(592,242)	(301,444)	(897,731) (3)	(2,006,318) (4)	(1,586,802) (5)
Net Income (Loss) From Discontinued Operations	(753,720) (1)	(1,263,518) (2)	(59,909)	(261,972)	15,709	(89,786)	82,538	(238,551)
Net Income (Loss) for the Period	(944,930)	(1,154,761)	44,899	(854,214)	(285,735)	(987,517)	(1,923,780)	(1,825,353)
Basic & Diluted Income (Loss) Per Share								
. From Continuing Operations	(0.00)	0.00	0.00	(0.02)	(0.01)	(0.03)	(0.06)	(0.05)
. From Discontinued Operations	(0.02)	(0.03)	(0.00)	(0.01)	0.00	(0.00)	0.00	(0.01)
. For the Period	(0.02)	(0.03)	0.00	(0.03)	(0.01)	(0.03)	(0.06)	(0.06)

(1) includes $385,306 provision for impairment in investment
(2) includes $1,335,200 write-off of goodwill
(3) includes $697,900 write-down of a portfolio technology investment
(4) includes $2,020,200 write-off/down of portfolio technology investments
(5) includes $1,109,300 write-off/down of portfolio technology investments

SIRIT Inc.

Interim Consolidated Balance Sheets
(expressed in Canadian dollars)
Unaudited – Prepared by Management)

	March 31, 2003	December 31, 2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 671,876	$ 2,241,994
Accounts receivable	3,934,357	5,358,500
Inventories	1,441,382	1,690,115
Prepaid expenses	140,612	144,366
Deposits	1,626,781	316,000
	7,815,008	9,750,975
Restricted Cash Equivalents	470,400	568,800
Long-Term Receivable	408,961	655,738
Long-Term Investments	6,160,386	6,101,864
Property, Plant and Equipment, net of amortization	1,493,872	2,053,354
Intangible Asset, net of amortization	926,918	977,520
Deferred Development, net of amortization	494,936	251,990
Goodwill	2,828,836	2,828,836
	$ 20,599,317	$ 23,189,077
LIABILITIES		
Current Liabilities		
Bank advance	$ -	$ 237,000
Accounts payable and accrued liabilities	4,449,497	6,008,178
Deferred revenue and credits	1,301,481	559,418
Current portion of long-term debt	-	64,259
Current portion of warranty obligations	1,364,403	1,162,547
Current portion of capital leases	151,974	90,806
	7,267,355	8,122,208
Long-Term Debt	470,400	944,707
Long-Term Warranty Obligations	667,457	987,827
Long-Term Capital Leases	239,060	212,135
	8,644,272	10,266,877
SHAREHOLDERS' EQUITY		
Share Capital (45,544,357 common shares)	23,510,598	23,510,598
Contributed Surplus	165,305	165,305
Deficit	(11,720,858)	(10,775,928)
Translation Account	-	22,225
	11,955,045	12,922,200
	$ 20,599,317	$ 23,189,077

See accompanying notes.

Approved by the Directors

"W.W. Staudt" Director

"G.C. McKinnis" Director

SIRIT Inc.

Interim Consolidated Statements Of Loss And Deficit

(expressed in Canadian dollars)
Unaudited – Prepared by Management

	Three Months Ended March 31, 2003	2002 (restated – notes 2, 3 & 5)
REVENUE		
Sales	$ 4,447,506	$ -
Interest and other income	86,369	13,456
	4,533,875	13,456
EXPENSES		
Cost of sales	2,541,808	-
Operating salaries and benefits	1,056,275	149,789
Research and development	78,512	-
General and administration	346,613	115,911
Interest	11,343	-
Marketing	193,737	25,539
Professional fees	123,813	21,379
	$ 4,352,101	$ 312,618
(INCOME) LOSS BEFORE THE FOLLOWING	181,774	(299,162)
Amortization	(159,138)	(2,035)
Foreign exchange loss	(213,846)	(247)
LOSS FROM CONTINUING OPERATIONS	(191,210)	(301,444)
DISCONTINUED OPERATIONS (notes 2, 3 & 5)		
(Loss) Income from discontinued operations	(368,414)	15,709
Provision for impairment in investment	(385,306)	-
NET LOSS FOR THE PERIOD	(994,930)	(285,735)
DEFICIT – BEGINNING OF PERIOD	(10,775,928)	(8,526,117)
DEFICIT – END OF PERIOD	$ (11,720,858)	$ (8,811,852)
BASIC and DILUTED INCOME (LOSS) PER SHARE		
. From continuing operations	$ (0.00)	$ (0.01)
. From discontinued operations	$ (0.02)	$ 0.00
. For the period	$ (0.02)	$ (0.01)

See accompanying notes.

SIRIT Inc.

Interim Consolidated Statements of Cash Flows
(expressed in Canadian dollars)
Unaudited – Prepared by Management

Cash Provided By (Used In)	Three Months Ended March 31, 2003	2002 (restated – notes 2, 3 & 5)
OPERATING ACTIVITIES		
Loss from continuing operations	$ (191,210)	$ (301,444)
Items not involving cash and cash equivalents --		
Amortization	159,138	2,035
Unrealized loss on cash equivalents	30,029	-
Decrease in warranty obligations	(118,514)	-
Decrease in long-term receivable	246,777	-
	126,220	(299,409)
Net change in non-cash and non-cash equivalent working capital items	(1,201,677)	25,919
Discontinued operations	(1,565)	104,441
	(1,077,022)	(169,049)
INVESTING ACTIVITIES		
Investment in HorizonLive, Inc.	(58,522)	-
Property, plant and equipment	(240,473)	(16,045)
Deferred development	(259,031)	-
Discontinued operations	(91,534)	(187,545)
	(649,560)	(203,590)
FINANCING ACTIVITIES		
Capital leases	136,526	-
Repaid capital leases	(48,433)	-
Discontinued operations	98,400	127,740
	186,493	127,740
UNREALIZED FOREIGN EXCHANGE AND CASH EQUIVALENT GAINS ON CASH AND CASH EQUIVALENTS	(30,029)	-
DECREASE IN CASH AND CASH EQUIVALENTS	(1,570,118)	(244,899)
CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	2,241,994	4,256,230
CASH AND CASH EQUIVALENTS – END OF PERIOD	$ 671,876	$ 4,011,331
CASH AND CASH EQUIVALENTS CONSIST OF:		
Cash and deposit accounts with banks	$ 339,608	$ 224,597
Short-term commercial paper	332,268	3,786,734
	$ 671,876	$ 4,011,331

See accompanying notes.

SIRIT Inc.

Notes To 2003 Three Month Report
For The Three Months Ended March 31, 2003
(expressed in Canadian dollars)
Unaudited – Prepared by Management

1. **Name Change**
   On May 5, 2003 the shareholders and the regulator approved the name change from iTech Capital Corp. to SIRIT Inc.

2. **Basis of Preparation**
   These interim consolidated financial statements have been prepared based on the accounting policies and methods of their preparation as described in the previously issued annual consolidated financial statements for the year ended December 31, 2002, except for the accounting for discontinued operations as follows:

   Discontinued Operations
   The sale of wholly owned subsidiary, Enviromation Technologies, Inc. ("Enviromation") was completed by the Company on May 5, 2003. The results of operations of Enviromation, which has previously been reported as the Process Controls Business segment, is reported in these statements as discontinued operations and this accounting treatment has been applied retroactively.

3. **Sale of Enviromation**
   Pursuant to a Letter Agreement dated April 11, 2003, as amended May 2, 2003, all the issued and outstanding shares of capital stock of Enviromation was transferred to the purchaser on May 5, 2003 and the Company continues to guaranty Enviromation's US $195,000 bank line of credit up to November 1, 2003 at which time, if release of the guaranty has not been obtained by the purchaser, the purchaser is to pay the Company US $225,000. The Company would then use these proceeds to repay the bank line and file for release of the guaranty by the bank.

   Additionally, on May 5, 2003 the Company elected to prepay the US $280,000 principal balance and accrued interest owing on the three 8% Promissory Notes which Notes were issued in 2000 as partial consideration for the purchase of Enviromation. Payment of the principal was made by means of the restricted cash equivalents which the Company has been holding as collateral.

4. Long-Term Investments

Descriptions and recorded amounts of long-term investments are summarized as follows:

	March 31, 2003	December 31, 2002
(a) Medsite, Inc.: 520,466 preferred stock Provides online solutions and pharmaceutical liaison to physicians	$ 3,932,577	$ 3,932,577
(b) Applied Data Systems, Inc.: 294,986 preferred stock. Designs, develops and markets "application ready" embedded systems solutions	739,502	739,502
(c) HorizonLive, Inc.: 714,592 preferred stock, 285,408 common stock, 525,000 common stock purchase warrants and $408,375 (US$262,500) convertible promissory notes. (December 2002 – 714,592 preferred stock, 285,408 common stock, 450,000 common stock purchase warrants and $351,000 (US $225,000) convertible promissory notes). Provides online interactive group learning and collaborative solutions	468,307	409,785
(d) Loma de Niquel Holdings Ltd.: SIRIT Inc. has a 0.75% participation interest in the Loma de Niquel laterite nickel mine located in Venezuela.	1,020,000	1,020,000
	$ 6,160,386	$ 6,101,864

5. Segmented Information

The Company and its subsidiaries operate in the technology sector in two reportable business segments. A third business segment, the Process Controls Business is presented as discontinued operations, applied retroactively. Beginning January 1, 2003, the Company has reorganized internally by transferring the Portfolio Investments Business segment payroll and certain other expenses to the Radio Frequency Identification Business to reflect the manner in which the underlying resources are now being utilized.

The Company's assets by segment are as follows:

	March 31, 2003	December 31, 2002 (restated notes 2, 3 & 5)
Radio Frequency Identification Business	$ 13,918,531	$ 14,074,836
Portfolio Investments Business	6,680,786	9,114,241
	$ 20,599,317	$ 23,189,077

For the three months ended March 31, the Company's revenue and expenses by reportable segment are as follows:

	Three Months Ended March 31, 2003		
	Radio Frequency Identification Business	Portfolio Investments Business	Total
Revenue	$ 4,532,049	$ 1,826	$ 4,533,875
Expenses	4,352,101	-	4,352,101
INCOME (LOSS) BEFORE THE FOLLOWING	179,948	1,826	181,774
Amortization	(159,138)	-	(159,138)
Foreign exchange loss	(213,846)	-	(213,846)
INCOME (LOSS) FROM CONTINUING OPERATIONS	$ (193,036)	$ 1,826	$ (191,210)

	Three Months Ended March 31, 2002	
	Portfolio Investments Business	Total
Revenue	$ 13,456	$ 13,456
Expenses	312,618	312,618
LOSS BEFORE THE FOLLOWING	(299,162)	(299,162)
Amortization	(2,035)	(2,035)
Foreign exchange loss	(247)	(247)
LOSS FROM CONTINUING OPERATIONS	$ (301,444)	$ (301,444)

6. **Stock Based Compensation**

The Company has stock options available for issuance pursuant to a Stock Option Plan for Key Persons and in connection with its acquisition of SIRIT Technologies, Inc. on November 1, 2002, both which are described in note 11 to its 2002 annual financial statements.

During the period January 1, 2003 to March 31, 2003, the Company granted stock options to eight employees totalling 125,000 common shares. Had the Company determined compensation costs on these options granted based on the fair value at the grant date consistent with the fair value method of accounting for stock-based compensation, the Company's loss from continuing operations, loss from discontinued operations and net loss for the three months ended March 31, 2003 and basic and diluted loss per share from continuing operations, from discontinued operations and net loss for the three months ended March 31, 2003 would have been increased to the pro forma amounts indicated below.

	As Reported	Pro Forma
Loss for the three months ended March 31, 2003		
. From continuing operations	$ (191,210)	$ (200,576)
. From discontinued operations	$ (753,720)	$ (756,062)
. For the period	$ (944,930)	$ (956,638)
Basic and diluted loss per share		
. From continuing operations	$ (0.00)	$ (0.00)
. From discontinued operations	$ (0.02)	$ (0.02)
. For the period	$ (0.02)	$ (0.02)

The fair value of options included in the proforma amounts presented above has been estimated using an option pricing model. Assumptions used in the pricing model are as follows:

a)	Risk-free interest rate	4.43%
b)	Expected life	5 years
c)	Expected volatility	80%
d)	Expected dividends	nil

7. **Security Agreement**

As at March 31, 2003, certain receivables and inventories are pledged as security in connection with accounts payable in the amount of $1,824,914.

8. **Guarantees**

As at March 31, 2003, outstanding guarantees of the Company are:

(a) in connection with the US $2.89 million radio frequency identification design and installation services contract entered into on January 2, 2003 for which cash collateral of US $900,000 has been provided by the Company to the surety issuing the contract bond of US $1.446 million, the Company has provided the contract owner with a guarantee of performance in the event of a default under the contract for the value of the contract. The Company anticipates completing the contract by December 2003 or January 2004.

(b) the Company has guaranteed the lease of its premises in Mississauga, Ontario which annual rent is $33,000 until March 31, 2007. The Company may terminate the lease effective December 31, 2005 by giving notice by March 31, 2005 and incurring a $33,000 penalty.

(c) the Company has guaranteed the twenty-four month lease agreement of computer related equipment in the total amount of $157,300, maturing December 31, 2004.

(d) Refer also to note 3.

SIRIT Inc.

Exchange Listing:
Toronto Stock Exchange Symbol: SI

Head Office:
2450 – 650 West Georgia Street
P.O. Box 11537
Vancouver, BC, V6B 4N7 CANADA

Website: www.sirit.com

FOR FURTHER INFORMATION PLEASE CONTACT:

Janet Segat
Manager Investor Relations &
Administration – SIRIT Inc.
Telephone: 1-800-626-7221
E-mail: jsegat@sirit.com

Fred Veinot
Vice President, Marketing –
SIRIT Technologies Inc.
Telephone: 1-800-498-8760 ext. 225
E-mail: fveinot@sirit.com

SIRIT Technologies, Inc.
In Canada
33 City Centre Drive
Mississauga, ONT L5B 2N5
Canada
Telephone: 1-800-498-8760
Facsimile: (905) 949-6320

In the United States
620 – 1321 Valwood Parkway
Carrollton, TEXAS 75006
Telephone: (972) 243-7208
Facsimile: (972) 243-8034

In the United Kingdom
Loughborough Technology Centre
Epinal Way, Loughborough
LE11 3GE, U.K.
Telephone: 011-44-1509-213141
Facsimile: 011-44-1509-213191

Website: www.sirit.com